Exhibit 99.1

Ambow Announces Pricing of $6.0 Million Registered Direct Offering

BEIJING, Oct. 1, 2020 /PRNewswire/ -- Ambow Education Holding Ltd. ("Ambow" or the "Company") (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced that it has entered into definitive agreements with two institutional investors for the issuance of approximately 1,507,538 ADSs (representing 3,015,076 of Class A Ordinary Shares), at a purchase price of $3.98 per ADS, in a registered direct offering. Ambow has also agreed to issue to the investors unregistered warrants to purchase up to an aggregate amount of 603,016 ADSs (representing 1,206,032 Class A ordinary shares). The offering is expected to close on or about October 2, 2020, subject to satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

The warrants will have a term of three years, be exercisable immediately and have an exercise price of $4.68 per ADS. The warrants have a mandatory forced conversion feature, such that if the VWAP of the ADS trades above $9.36 for 20 consecutive days, subject to customary equity conditions, the Company can force the warrants to be exercised.

The gross proceeds from the offering are expected to be approximately $6.0 million before deducting the placement agents' fees and other estimated offering expenses. The Company intends to use the net proceeds from the offering for working capital purposes.

The Company's Class A ordinary shares, Warrants and the Class A ordinary shares underlying the Warrants are being offered by Ambow in a registered direct offering pursuant to a "shelf" registration statement on Form F-3 (File No. 333- 231273) previously filed with the Securities and Exchange Commission (the "SEC") on May 8, 2019 and declared effective by the SEC on May 17, 2019. The Class A ordinary shares, Warrants and Class A ordinary shares underlying the Warrants may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Once filed with the SEC, copies of the prospectus supplement and accompanying prospectus relating to the registered direct offering may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting Ambow Education Holding Ltd., 12th floor, Tower 1 Financial Street Chang'An Center, Shijingshan District, Beijing, China 100043, or via email at ir@ambow.com, or telephone at +86 10-6206-8060.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 15 out of the 34 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow's strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.
Tel: +86 10-6206-8000

The Piacente Group | Investor Relations
Tel: +1 212-481-2050 or +86 10-6508-0677
Email: ambow@tpg-ir.com

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